SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 8, 2009 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated September 8, 2009 the Company reported its financial statements for the twelve month period ended on June 30, 2009, expressed in thousands.

	06/30/09	06/30/08
Ordinary Period Result
(twelve-month period): profit (loss)	(22,060)	79,970
Extraordinary Period Result
(twelve-month period): profit	—	—
Period Profit	(22,060)	79,970

Net Worth Composition:
Authorized capital stock	78,206	78,206
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	522,805	522,805
Technical revaluations	3,953	3,953
Legal Reserve	20,090	16,092
Free availability Reserve	15,734	—
Reserve for new projects	62,509	62,509
Retained earnings	(22,060)	79,970
Total Net Worth	765,858	848,156

In accordance with Article o), Section 62 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the twelve-month period financial statements, the Company’s Capital is Ps. 78,206 (thousands), divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	495,367,707	63.34%
Parque Arauco	231,116,952	29.55%
Other Shareholders	55,579,555	7.11%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end, the number of shares would amount to 2,239,716,498, all of them nominative non-endorsable common shares of $0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	1,474,943,695	65.85%
Parque Arauco	708,661,150	31.64%
Other Shareholders	56,111,654	2.51%

For this calculation, the conversion price considered was 0.324 per share.

The board of directors decided to continue to analyze future proposals to the shareholders in matters such as allocation of the period results, dividend distribution and remuneration, which will be informed as soon as they are determined.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 8, 2009.